Exhibit 19.1

Tandy Leather Factory, Inc.

Insider Trading Policy

Adopted by the Board of Directors on December 4, 2018

GENERAL POLICY ON INSIDER TRADING UNDER THE FEDERAL SECURITIES LAWS APPLICABLE TO EMPLOYEES OF TANDY LEATHER FACTORY, INC. AND ITS SUBSIDIARIES (collectively, the “Company”):

It is illegal to trade, or “tip” others to trade, in securities while in possession of material non-public information concerning the issuer of those securities. Trading on material non-public information is frequently referred to as “insider trading.” Insider trading by the Company’s directors, officers, employees, and their immediate families, members of their household and controlled entities is forbidden. Information is material if there is a substantial likelihood that such information would be important to someone in deciding whether to buy, sell or hold securities. The information is “nonpublic” if it is not generally available to ordinary investors in the marketplace. Generally, material nonpublic information loses its “inside” character only after it has been publicly disclosed and absorbed by the marketplace.

Individuals who engage in insider trading are subject to criminal and civil liability. Criminal penalties for persons convicted of insider trading include fines up to $1 million and ten years imprisonment per violation.

In order to ensure compliance with the restrictions on insider trading, it is the policy of the Company that its directors, officers, employees, and their immediate family and members of their household (collectively, “Company Personnel”) should not:

•	Buy or sell securities of the Company or securities of any other company, or recommend the purchase or sale of such securities, based on information that has not been released to the public;
•	Provide information about the Company to others who might buy or sell securities based on that information;
•
Buy or sell Company securities if you have the slightest doubt as to whether the information has been released to the public. Generally, you should wait at least two full business days after information has been released to the public before executing a trade; or

•
Engage in “short sales” or “sales against the box” or trade in puts, calls or other options on the Company’s securities. The purpose of this prohibition is to avoid the appearance that any Company Personnel may be trading on inside information.

The Company imposes a “Blackout Period” on all Company Personnel on trading, beginning on the fifteenth (15th) day of the third month of each fiscal quarter and continuing until two (2) trading days after the Company’s earnings announcement of its quarterly earnings or (in the case of the fourth quarter) annual earnings. In addition, the Company may impose other “black-outs” on trading as circumstances dictate or as required by law. During any Blackout Period, Company Personnel may not buy or sell Company stock, except for: transactions made pursuant to a Rule 10b5-1 trading plan or other exceptions approved (in either case) by the Company’s General Counsel. This prohibition also means that all Company Personnel must cancel any pending limit order placed prior to the beginning of the Blackout Period. Employees will receive periodic reminders regarding the start and finish of the Blackout Periods.

In addition, the Company’s executive officers and members of the Board of Directors should not engage in trading in the Company’s securities on a short-term or speculative basis or when such trading would result in short-swing liability under Section 16(b) of the Securities Exchange Act of 1934. Directors and executive officers are required to report to the Company before transacting their intention to make any transactions in the Company’s securities in advance of such transactions, and they must report the results of such transactions following such transactions, in order for the Company to ensure compliance with reporting and trading obligations applicable to directors and officers.

Company Personnel who wish to enter into or modify a contract, instructions or a trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 must obtain the prior written approval of the Company’s General Counsel.

You should notify your supervisor or the Company’s General Counsel if you know or suspect others are trading in securities based on inside information. Violation of this policy may result in termination of employment. In addition, the Company may pursue civil or criminal sanctions against employees violating the policy.

Each applicable director, officer and employee of the Company is responsible for the compliance with this policy by his/her immediate family and members of their household. Any questions concerning this policy should be directed to Daniel Ross, General Counsel, at (817) 457-7908.